Mail Stop 3561

November 9, 2009

Via Fax & U.S. Mail

Mr. Boyd E. Hoback
President and Chief Executive Officer
Good Times Restaurants, Inc.
601 Corporate Circle
Golden, Colorado 80401

> **Re: Good Times Restaurants, Inc.**
> **Form 10-K for the year ended September 30, 2008**
> **Filed December 29, 2008**
> **File No. 0-18590**

Dear Mr. Hoback:

We have reviewed your response letter dated September 30, 2009, and have the following additional comments. Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason.

Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-KSB for the year ended September 30, 2008

Management Discussion and Analysis, and Consolidated Balance Sheets

1. We note your responses to our previous comments 1 and 2. In light of the negative trends in operating results that the Company has experienced in recent periods, please add disclosure in future filings to explain in detail the methods and significant assumptions used in preparing your impairment analysis, consistent with your response to the aforementioned comments. In addition, disclose the fact that at each point you conduct an impairment analysis, actual results will be compared with your projections and assumptions, and to the extent actual results do not meet expectations,

appropriate revisions will be made, and potential impairment charges may be recognized. As part of your response, please provide us with your proposed disclosure to be included in the upcoming Form 10-K for the fiscal year ended September 30, 2009, that includes details regarding your impairment analysis consistent with your response.

You may contact Effie Simpson at (202) 551-3346, or the undersigned at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Susan M. Knutson, Controller
(303) 273-0177